UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6055 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MTD Holdings Inc 34-0658691
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 1,264,775
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 1,104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,565,641
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.67%
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Curtis E. Moll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 182,875
	9	SOLE DISPOSITIVE POWER 160,375
	10	SHARED DISPOSITIVE POWER 22,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.08%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on March 31, 1998, as amended, by MTD Products Inc, an Ohio corporation, now known as MTD Holdings Inc, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Company”). This Amendment No. 11 is being filed to report changes to Items 2 and 5(a) – (d) and 7 of the Schedule 13D. This is an initial filing with respect to Curtis E. Moll. Except as otherwise reflected in this Amendment No. 11, there have been no material changes to the information contained in the Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identify and Background

The first two paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

(a) – (f) This Schedule 13D is being filed by MTD Holdings Inc (“MTD”), which until November 1, 2002 was known as MTD Products, Inc., and Curtis E. Moll, the Chairman of the Board of Directors and Chief Executive Officer of MTD.

Pursuant to General Instruction “C” for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD as of January 25, 2013. Each of Mr. Moll and the executive officers and directors of MTD is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280. Mr. Moll is the Chairman of the Board of Directors and Chief Executive Officer of MTD and the Chairman of the Board of Directors of the Company.

Name	Principal Business or Occupation
Curtis E. Moll	Chairman of the Board of Directors and Chief Executive Officer
Dieter Kaesgen	President and Director
Jeffrey C. V. Deuch	Executive Vice President Finance and Chief Financial Officer
James M. Milinski	Senior Vice President and Treasurer
Cindy L. Steeb	Executive Vice President
David J. Hessler	Secretary
John G. Breen	Director
Hartmut Kaesgen	Director
Robert J. King, Jr.	Director
Gordon Manning	Director
Darrell T. Moll	Director
Robert T. Moll	Director
Theodore S. Moll	Director
Steven Tourek	Director

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Moll’s shares of Common Stock were acquired in a privately-negotiated transaction using personal funds of Mr. Moll.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) MTD and Mr. Moll each had, as of January 25, 2013, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

As of January 25, 2013, MTD beneficially owned 8,565,641 shares of Common Stock, constituting approximately 50.67% of the outstanding Common Stock. MTD has the sole power to vote and dispose of

7,300,866 of such shares. MTD has shared power to vote and dispose of 1,104,400 shares of Common Stock owned by the MTD Products Inc. Master Retirement Trust (the “Fund”), a trust fund established and sponsored by MTD Products Inc. MTD shares voting power with respect to 160,375 shares of Common Stock owned directly by Mr. Moll. Mr. Moll has agreed to vote these shares as directed by MTD.

As of January 25, 2013, Mr. Moll, the Chairman of the Board and Chief Executive Officer of MTD, owned directly 160,375 shares of Common Stock with the sole power to dispose of such shares. Mr. Moll shares voting power with respect to such shares with MTD as discussed in the immediately preceding paragraph. In addition, Sara H. Moll, the wife of Mr. Moll, owned 1,000 shares, Sara F. Moll, the daughter of Mr. Moll, owned 1,000 shares and Moll Family Properties, an Ohio general partnership, owned 500 shares. Mr. Moll and David J. Hessler serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation. Mr. Moll shares voting and dispositive power with respect to Common Stock held by Sara H. Moll, Sara F. Moll, Moll Family Properties and The Jochum Moll Foundation. The shares of Common Stock beneficially owned by Mr. Moll constitute approximately 1.08% of the outstanding Common Stock.

As of January 25, 2013, Dieter Kaesgen, President of MTD and a member of MTD’s Board of Directors, owned directly 7,000 shares of Common Stock and owned 40,000 shares of Common Stock in trust, David J. Hessler, Secretary of MTD, owned 59,235 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Robert J. King, Jr., a member of MTD’s Board of Directors, owned 1,500 shares of Common Stock, Darrell T. Moll, a member of MTD’s Board of Directors, owned 5,735 shares of Common Stock in trust, Robert T. Moll, a member of MTD’s Board of Directors, owned 750 shares of Common Stock, and Theodore S. Moll, a member of MTD’s Board of Directors, owned 1,700 shares of Common Stock in trust. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

Percentages set forth on the cover pages hereof and in this Item 5 are based on 16,904,255 shares of Common Stock outstanding according to the Company’s Form 10-K filed on December 21, 2012, for the year ended October 31, 2012.

(c) None.

(d) Except for the current shared dispositive power with respect to the Fund noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD or Mr. Moll.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of January 25, 2013.

2	Pledge Agreement, dated as of July 12, 2010, by MTD Holdings Inc, an Ohio corporation, to David J. Hessler, and his successors, as Trustee under the Revocable Trust of Emil Jochum, dated August 29, 1994, as amended.*

*	Previously filed and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2013

MTD HOLDINGS INC

By:	/s/ Curtis E. Moll
Name: Curtis E. Moll Title: Chairman and Chief Executive Officer

/s/ Curtis E. Moll
CURTIS E. MOLL

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement dated as of January 25, 2013.

2	Pledge Agreement, dated as of July 12, 2010, by MTD Holdings Inc, an Ohio corporation, to David J. Hessler, and his successors, as Trustee under the Revocable Trust of Emil Jochum, dated August 29, 1994, as amended.*